UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2023

STOREN TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11240

Delaware

(State or other jurisdiction of
incorporation or organization)

12 E. Stone Ave

Greenville, SC 29609
(Address of principal executive offices)

631-686-4009

Registrant’s telephone number, including area code

36-4855792

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “StorEn Technologies” “we,” or “the company” refers to StorEn Technologies Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2023 (the “2023 Interim Period”), and the six-month period ended June 30, 2022 (the “2022 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on January 3, 2017, and our headquarters are located in Stony Brook, New York. We design, manufacture, market and sell innovative vanadium flow batteries.

Results of Operation

Revenue and Cost of Goods Sold

For the 2023 Interim Period, we had no revenue and our cost of goods sold was $80,986, resulting in a gross loss of $80,986. The cost of goods sold constitute advance to two of our suppliers for work to be completed in 2023. For the 2022 Interim Period, we had $13,323 in revenue and our cost of goods sold was $6,377, resulting in a gross profit of $6,946.

Operating Expenses

Our operating expenses consist of, general and administrative expenses, research and development expenses and selling and marketing expenses. For the 2023 Interim Period, our operating expenses were $771,027, including, $548,197 in general and administrative expenses, $118,077 in research and development expenses, and $104,753 in sales and marketing expenses. For the 2022 Interim Period, our operating expenses were $564,332, including, $301,388 in general and administrative expenses, $161,556 in research and development expenses, and $101,388 in sales and marketing expenses. The increase in operating expenses during the 2023 Interim Period is primarily the result of an increase in general and administrative expenses.

Loss from Operations

Our loss from operations for the 2023 Interim Period was $852,013, compared to $557,386 for the 2022 Interim Period.

Other Income/Expenses

For the 2023 Interim Period, we had no other income or expenses, and for the 2022 Interim Period, we had $14,097 in interest expense.

Net Loss

For the 2023 Interim Period our net loss was $852,013, compared to $543,289 for the 2022 Interim Period.

Liquidity and Capital Resources

Since our inception, we have raised over $9,000,000 through various securities offerings and stockholder loans, which we have used for operations. As of June 30, 2023, we had $1,089,864 in cash and cash equivalents, compared to $1,795,411, as of December 31, 2022.

As of September 30, 2023, and excluding any future proceeds we may receive from future securities offerings, or loans, we believe we have sufficient operating capital for approximately 12 months.

We will incur significant additional costs in finalizing the development of our products, and in production, marketing and sales, and intend to continue to fund our operations through equity and debt financings, as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report included with our 2022/2021 financial audit, includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

During 2022, we entered into a loan agreement with a related party in the Amount of $188,138, which bears no interest, and which loan was satisfied through the payment of $200,000 in January 2023.

Plan of Operations

We are investing in the continued growth of our brand and are generating sizeable net income losses as a result.  We are seeking to hit the following milestones:

•	Completion of a facility for volume manufacturing of our batteries;
•	Building Prototypes of our Residential and Industrial Batteries
•	Identifying Program Partners for Sales and Support of our systems worldwide
•	Developing an Investor Purchase Program to allow our 8,500 individual investors to have priority to purchase our Residential systems
•	Sale and installation of Industrial Systems
•	Access Federal and Grant funding to further research and develop our technology

The extent to which we will be able to complete the milestones outlined above is dependent upon the success of our marketing efforts and our utilization of cash.

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

StorEn Technologies, Inc.

A Delaware Corporation

Financial Statements

June 30, 2023 and 2022

StorEn Technologies, Inc.

STOREN TECHNOLOGIES, INC.

BALANCE SHEETS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited)

	06/30/23	12/31/22
ASSETS
Current Assets
Cash and cash equivalents	$1,089,864	$1,795,411
Other current receivables	105,132	111,219
Advances to Suppliers	200,000	249,900
Inventory	125,758	123,385
Investments	698,720	698,720
Total Current Assets	2,419,474	2,978,635

Non-Current Assets
Property and equipment, net	194,207	161,409
Right of Use Asset	112,625	139,850
Other Assets	11,314	11,234
Total Non-Current Assets	318,146	312,493

TOTAL ASSETS	$2,737,620	$3,291,128

LIABILITIES AND STOCKHOLDER'S EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts payable	$-	$328,645
Other Current Liabilities	4,697	68,492
Related party Loan	-	188,138
Right of Use Liability	68,523	78,739
Total Current Liabilities	73,220	664,014

Non-Current Liabilities
Right of Use Liability	45,373	64,500
Total Current Liabilities	45,373	64,500

Total Liabilities	118,593	728,514

Commitments & Contingencies

Stockholder's Equity / (Deficit)
Common Stock, 0.00001 par, 10,000,000 shares authorized 8,398,340 and 8,378,617 shares issued and outstanding, as of June 30th, 2023, and December 31st, 2022, respectively.	83	82
Additional paid-in capital	9,175,110	8,266,685
Treasury Stock	-113,563	-113,563
Subscription receivable	-	-
Accumulated deficit	-6,442,603	-5,590,590
Total Stockholder's Equity / (Deficit)	2,619,027	2,562,614

TOTAL LIABILIITES AND STOCKHOLDER'S EQUITY / (DEFICIT)	$2,737,620	$3,291,128

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

For the six-month periods ended June 30, 2023 (unaudited) and 2022 (unaudited)

	06/30/23	06/30/22
Net revenues	$-	$13,323
Cost of goods sold	-80,986	-6,377
Gross profit / (loss)	-80,986	6,946

Operating expenses:
General and administrative	548,197	301,388
Research and development	118,077	161,556
Sales & marketing	104,753	101,388
Total Operating Expenses	771,027	564,332

Loss from operations	-852,013	-557,386

Other Income / (Expense):
Other income / (expense)	-	14,097
Total Other Income / (Expense)	0	14,097

Loss before benefit / (provision) for income taxes	-852,013	-543,289

Net Loss	$-852,013	$-543,289

Basic and diluted net loss per share	$-0.10	$-0.18

Weighted average shares outstanding - basic and diluted	8,337,979	8,129,594

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT)

As of June 30, 2023 (unaudited) and December 31, 2022 (audited)

							Total
			Additional				Stockholder's
	Common Stock		Paid-in	Treasury	Subscription	Accumulated	Equity /
	Shares	Amount	Capital	Stock	Receivable	Deficit	(Deficit)
Balance at December 31, 2021	7,984,692	$79	$7,023,431	-	$-587,802	$-4,163,871	$2,271,837

Issuance of common stock	390,892	4	1,831,055	-	-	-	1,831,059
Cancellation of Common Stock Arco	-97,967	-1	-587,801	-	587,802	-	0
Treasury Stock	-	-	-	-113,563	-	-	-113,563
Net loss	-	-	-	-	-	-1,426,719	-1,426,719
Balance at December 31, 2022	8,277,617	$82	$8,266,685	-113,563	$-	$-5,590,590	$2,562,614

Issuance of common stock	120,723	1	908,425	-	-	-	908,426
Net loss	-	-	-	-	-	-852,013	-852,013
Balance at June 30, 2023	8,398,340	$83	$9,175,110	-113,563	$-	$-6,442,603	$2,619,027

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2022 (unaudited) and 2021 (unaudited)

	12/31/22	06/30/22
Cash Flows From Operating Activities
Net Loss	$-852,013	$-543,289
Adjustments to reconcile net loss to cash used in operating activities:
Common Stock Issued for Services	-	-19,037
ROU	-2,118	-
(Payments) / proceeds on related party loans	-188,138	-
Changes in operating assets and liabilities:
(Increase) / Decrease in other current receivables	6,087	-116,456
(Increase) / Decrease in advances to suppliers	49,900	-
(Increase) / Decrease in inventory	-2,373	-95,603
(Increase) / Decrease in Loans to related parties	-200,000	-
Increase / (Decrease) in accounts payable	-328,645	-22,698
Increase / (Decrease) in other current liabilities	-63,795	-
Net Cash Used In Operating Activities:	-1,581,095	-797,082

Cash Flows from Investing Activities
Purchase of other assets	-80	-
Purchase of property and equipment	-32,798	-38,721
Net Cash Used Ised In Investing Activities:	-32,878	-38,721

Cash Flows from Financing Activities
Proceeds from issuance of common stock	908,426	1,263,662
Net Cash Provided By Financing Activities:	908,426	1,263,662

Net Change in Cash	-705,547	427,859

Cash at Beginning of Period	1,795,411	1,923,450
Cash at End of Period	$1,089,864	$2,351,309

Supplemental disclosure of cash flow information
Cash Paid for Interest	-	-
Cash Paid for Income Taxes	-	-
Supplemental disclosure of non-cash financing activities	-	-

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and June 30, 2022 (unaudited)

NOTE 1: NATURE OF OPERATIONS

StorEn Technologies, Inc. (the “Company”), is a corporation organized under the laws of the State of Delaware. The Company is developing patent-pending Vanadium Flow Batteries for efficient and cost- effective energy storage. The Company is headquartered in the U.S. and has operations in Italy through a Branch.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company’s financial position, actual results could differ materially from those estimates.. The Company adopted the calendar year as its basis of reporting.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising costs incurred for the periods ended June 30, 2023 and December 31, 2022 totaled $87,360 and $181,911, respectively.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2023 and December 31, 1, the Company’s cash and cash equivalents exceeded FDIC insured limits by $ 839,864 and $1,545,411, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.  As of June 30, 2023 the Company carried a and December 31, 2022, the Company did not carry any trade receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and June 30, 2022 (unaudited)

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of June 30, 2023 and December 31, 2022 consist primarily of 12V and 24V battery prototypes ranging from 82 to 328 amp bought in 2021 from related party Arco Fuel Cells Srl.

Inventory costs are recorded as current assets on the balance sheet and totaled $125,758 and $123,385 as of June 30, 2023 and December 31 2022, respectively.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operation.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at June 30, 2023 and December 31, 2022 have an estimated useful life of 7 years. The Company also depreciates equipment over the useful life. The Company’s property and equipment consisted of equipment and furniture.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and June 30, 2022 (unaudited)

The Company’s investment assets are measured at cost basis as of June 30, 2023 and December 31, 2022 but were considered at current fair value as of June 30, 2023 and December 31, 2022 for the purposes of impairment analysis.

Investments - Other

The Company has an investment in a privately held company, that is also a related party as the Company’s Chief Technology Officer owns the Company receiving the investment. The Company’s accounting for investments in investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as this Company does not have readily determinable fair values. Accordingly, the Company accounts for this investment using the cost method, less adjustments for impairment. The Company made an investment of $110,920 during the year ended December 31, 2020 and a further one of $587,800 during the following year. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of June 30, 2023 and December 31, 2022. The carrying amount for the investments was $698,720 as of June 30, 2023 and December 31, 2022.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved. All revenue came from one customer.

Grant revenue is primarily generated through research and development grant programs offered by federal, state and local governments, and is recognized using the milestone method, as the Company satisfies its obligations over the life of the contract. Each individual contract or grant lists each of the deliverables to be completed by the Company, the date those deliverables are to be completed and delivered, and the fee related to each individual deliverable. Revenues is recognized on each deliverable as it is completed (and delivered) over the life of the contract. We did not generate any grant revenue for either of the two reporting The revenue from grants is not as incidental or peripheral which would result in the presentation of grant revenue as other income. The Company recognizes non-refundable grant revenue when the performance obligations have been met, a funding application has been submitted, and approval is reasonably assured.

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and June 30, 2022 (unaudited)

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $0 and $0 for the periods ended June 30, 2023 and December 31, 2022 respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has cumulative tax loss positions of $6,215,364 and $5,363,351 as of June 30, 2023 and December 31, 2022, respectively. Therefore, the Company has deferred tax assets of $1,622,210 and $1,399,835 as of June 30, 2023 and December 31, 2022, respectively from this net operating loss carryforward and other book-to-tax differences, calculated using the Company’s combined effective Federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of June 30, 2023 and December 31, 2022.

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and June 30, 2022 (unaudited)

Due to the full valuation allowance, no provision for tax was recorded for the period ended June 30, 2023. The Company owes no federal or state tax as of June 30, 2023. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Notwithstanding that the Company is in a working capital position of $2,346,254, the Company is in a cumulative net loss position of $6,442,603 as of June 30, 2023, had negative cash flows from operations of $1,581,095 and a net loss of $852,013 for the six months ending June 30, 2023. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS’ EQUITY

Offering of Common Stock

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of June 30, 2023, and December 31, 2022 8,398,340 and 8,277,617 shares of common stock, were issued and outstanding, respectively. During the periods ended June 30, 2023 and December 31, 2022, the Company raised gross proceeds of $908,426 and $1,831,055, respectively, in an offering of its common stock pursuant to an offering under Regulation Crowdfunding, issuing 120,753and 390,892 shares of common stock.

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and June 30, 2022 (unaudited)

Termination of Common Stock Purchase Agreement

On July 1, 2022 the Company and related party Arco Fuel Cells Srl terminated the common stock purchase agreement originally entered upon on October 1, 2021 due to the commercial relationship between the parties having evolved in a way that made the aforementioned agreement no longer strategically appropriate. Accordingly, 97,967 of the Company’s authorized shares were cancelled (less than $1.00 par value) and the associated $587,801 receivable due for additional paid-in capital was thus written off.

Stock buy back

On December 12, 2022 the Company and related party Arco Technologies Inc. entered into an agreement by which StorEn agreed to repurchase 26,410 shares of its own common stock from Arco Technologies Inc. at a purchase price of $4.3 per share, or $113,563 in the aggregate.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RELATED PARTY TRANSACTIONS

Common stock purchase agreement with Arco Fuel Cells Srl

In 2020, during their first crowdfunding campaign, We acquired $110,920 in Arco Fuel Cells srl shares equal to 1.046% of current outstanding shares. In 2021, during their second crowdfunding campaign We acquired a further $587,800 in Arco Fuel Cells Srl shares, equal to 1.246% of current outstanding shares. As of December 31, 2022 We thus own 2.292% of currently outstanding Arco Fuel Cells Srl shares.

Upon the first investment We made, Arco Fuel Cells Srl made a $100,920 investment in Our share capital, and acquired 26,410 shares. Upon Our second investment, Arco Fuel Cells srl committed to a further $587,002 investment in order to acquire 97,967 of our shares. The second investment made by Arco Fuel Cell also generated a $587,001 subscription receivable.

In the fall of 2022 the agreement by which Arco Fuel Cells srl committed to the second investment in Our share capital was terminated by both parties. As a result, We bought back the 26,410 shares which Acro Fuel Cells srl had acquired in their first investment – these are now part of treasury stock – and the 97,967 shares which were the object of the second investment commitment, were cancelled.

Use of Italian Warehouse

The Company uses a physical warehouse in Italy, which is provided free of charge by related party Arco Fuel Cells Srl.

Inventory purchased from Arco Fuel Cells Srl

During the six month period ended on June 30, 2023 We did not acquire any goods from related parties which are listed under inventory, however, during 2021 five prototypes were acquired and are still present under inventory. These are 12 V and 24 V battery prototypes ranging from 82 to 328 amp. Their cost was equal to €90.000, which is approximately equal to €100.000 as at June 30, 2023.

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and June 30, 2022 (unaudited)

Expenses and accruals from related party transactions

During the six month period ended on June 30, 2023 We purchased, and paid for, design services for $49,900 from Arco Technologies Srl. No further goods or services were either purchased or ordered in the six months period ending June 30, 2023, thus no accruals were required.

Payments made to former Director, Carlo Brovero

During the year ended on December 31, 2021 We owed then Director Mr. Brovero an aggregate sum of $61,150 for accrued salaries. On March 18, 2022 the sum of $4,736.96 was paid out to Mr. Brovero as an advance on this sum. Mr. Brovero died in early April 2022 and the original aggregate sum was paid out to his estate during 2023.

Service Agreement

On April 26, 2022, the Company and related party Arco Fuel Cells Srl entered into a Product Design Service Agreement (“Original Arco PO”) to be retroactively effective as from April 1, 2022. Said agreement required a set of deliverables to be completed no later than August 23, 2022. Total cost for the services was set in $300,000.

On August 24, 2022 the Original Arco PO expired and the Company and Arco FC Srl entered into a new Product Design Service Agreement (“Current Arco PO”). Said agreement requires a set of deliverables to be completed no later than August 23, 2025. Total cost for the services is set in $300,000.

No expense or accruals relating to these agreements have been recognized in the six month period ending June 30, 2023.

Related Party Notes Payable

During 2022, accrued compensation for $188,138 originally booked under related party accounts payable was converted into a non-interest bearing, twelve month term, shareholder loan. The loan was subsequently paid-off in march 2023.

On January 18th, 2023, the Company loaned $ 200,000 to related party Arco FC which is expected to be paid back during the current year.

NOTE 7: LEASES

Under Topic 842, a contract is a lease, or contains a lease, if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. To determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity shall assess whether, throughout the period of use, the entity has both of the following: (a) the right to obtain substantially all of the economic benefits from use of the identified asset; and (b) the right to direct the use of the identified asset.

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and June 30, 2022 (unaudited)

The Company leases office and research facilities under operating leases which expire through 2025. The Company’s leases have remaining lease terms of 2 year to 3 years, some of which include options to extend the leases for 3 years. Leases with an initial term of 12 months or less are not recorded on the balance sheets; expense for these leases is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included within the lease liability and right-of-use assets calculation.

Lease of Space Located at 400 Birnie Street Greenville, SC 29611

On July 22, 2022, the Company entered into a lease agreement with Birnie Park LLC for office and light manufacturing space located at 400 Birnie Street Greenville, SC 29611 (the “Birnie Street Lease”).

The term of the Birnie Street Lease commenced on September 1, 2022 (the “Birnie Street Commencement Date”). The initial term of the Birnie Street Lease will extend approximately two years from the Birnie Street Commencement Date and ending September 30, 2024, unless extended or earlier terminated in accordance with the Lease. While extensions are not prohibited, the Company does not have the right to unilaterally elect to extend the term of the Birnie Street Lease for an additional term.

Under the terms of the Birnie Street Lease, the Company leases approximately 2,400 square feet at 400 Birnie Street Greenville, SC 29611 and pays an initial charge of $2,090 per month, with increases in rent each year during the term as set out in the table below. The Company is also responsible for paying its proportionate share of real estate taxes and other operating cost. This lease is accounted for as an operating lease.

Year	Rent
2023	$25,451
2024	$19,644
Total	$45,095

Lease of Space Located at The Waldrep Building, 12 East Stone Avenue, Greenville, South Carolina 29609-5620,

On June 9, 2022, the Company entered into a lease agreement with Waldrep Properties LLC for office and ancillary use space located at The Waldrep Building, 12 East Stone Avenue, Greenville, South Carolina 29609-5620 (the “Waldrep Building Lease”).

The term of the Waldrep Building Lease commenced on July 1, 2022 (the “Waldrep Building Commencement Date”). The initial term of the Waldrep Building Street Lease will extend approximately three years from the Waldrep Bulding Commencement Date and ending July 31, 2025, unless extended or earlier terminated in accordance with the Lease. The Company has the three (3) one (1) year options to extend the Lease Term upon not less than one hundred twenty (120) days written notice to the Landlord prior to the expiration of the immediately preceding term.

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and June 30, 2022 (unaudited)

Under the terms of the Waldrep Building Lease, the Company leases approximately 2,566 square feet at The Waldrep Building, 12 East Stone Avenue, Greenville, South Carolina 29609-5620, and pays an initial charge of $16.02 psf per annum, with increases in rent each year during the term as set out in the table below. The Company is also responsible for paying its proportionate share of real estate taxes and other operating cost. This lease is accounted for as an operating lease.

Year	Rent
2023	$41,621
2024	$42,874
2025	$25,446
Total	$109,941

Balance Sheet Classification of Operating Lease Assets and Liabilities

Asset	Balance Sheet Line	June, 30 2022
Operating Lease ROU Waldrep Building	Non Current Assets	$80,912
Operating Lease ROU Birnie Street	Non Current Assets	$31,713

Liability	Balance Sheet Line	June, 30 2022
Operating Lease Liability Waldrep Building	Non Current Liabilities	$45,373
Operating Lease Liability Waldrep Building	Current Liabilities	$37,400
Operating Lease Liability Birnie Street	Current Liabilities	$31,123

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each year to the finance lease liabilities and operating lease liabilities recorded on the balance sheet.

Operating Leases
2H23	$33,978
2024	$62,518
2025	$25,446
Total Minimum Lease Payments	$121,942
Less:
Amount of lease payments representing interest (Waldrep Building)	$(6,613)
Amount of lease payments representing interest (Birnie Street)	$(1,432)
Present value of future minimum lease payments	$143,239
Less: current obligations under leases	$(68,523)
Long-term lease obligations	$45,373

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and June 30, 2022 (unaudited)

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company’s financial statements.

In March 2020, FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848)” ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments in ASU 2020-04 are effective for all entities as of March 12, 2020 through December 31, 2022. The Company continues to evaluate the impact of the guidance, however, it does not expect the adoption of ASU 2020-04 to have a material effect on its financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company does not have any outstanding convertible instruments, neither in the form equity, nor in the form of debt.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Stock Issuance

Since June 30, 2023 a further 35 shares were issued via crowdfunding, bringing the total number of outstanding shares to 8,398,375 and the number of shareholders to 8,720. Proceeds from the issuance were equal to $ 75,736.

See accompanying Independent Auditor’s Report

STOREN TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and June 30, 2022 (unaudited)

Stock Cancellation

On July 17, 2023 the Company resolved to cancel 101,000 common shares.

Management’s Evaluation

Management has evaluated subsequent events through October 31, 2023, the date the financial statements were available to be issued. Based on this evaluation, no further material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor’s Report

Item 4. Exhibits

2.1	Certificate of Incorporation(1)
2.2	Bylaws(2)
6.1	Employment Agreement with John Davis(3)
6.2	Employment Agreement with Angelo D’Anzi (4)
6.3	Distribution Agreement with Arco Fuel Cells S.r.l.(5)
6.4	Multicom Memorandum of Understanding(6)

(1)	Filed as an exhibit to the StorEn Technologies Inc. Semi-Annual Report on Form 1-SA (Commission File No. 024-11240 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465922108798/tm2227309d1_ex2-1.htm)
(2)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex2-2.htm)
(3)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465922108798/tm2227309d1_ex6-2.htm)
(4)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-3.htm)
(5)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-4.htm)
(6)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-5.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Special and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on October 25, 2023.

Storen Technologies Inc.

By:	/s/ John Davis
John Davis, Chief Executive Officer, Treasurer, Principal Financial Officer, Principal Accounting Officer, Principal Executive Officer and Director Date: October 25, 2023